MESSAGE TO SHAREHOLDERS




During 1996, we made significant progress on our strategies for expanding the Financial Services Division of The Somerset Group, Inc.

In May 1996, we acquired One Investment Corporation from our affiliate, First Indiana Bank, and commenced operations as One Investment Corporation and One Insurance Agency. In accordance with an operating agreement with First Indiana Bank, these operations offer insurance and non-FDIC-insured investments to the Bank's customers.

In February, 1997, the Company formed Somerset Wealth Management. This division will offer investment advisory and financial counseling services to individual clients. The investment advisory services include asset allocation advice, investment management, and portfolio monitoring. Financial counseling services include tax, estate, and retirement planning strategies and other counseling services tailored to meet specific client needs. We expect that Somerset Wealth Management will be in operation by April 1.

Earnings from operations during this transitional year were comparable to 1995, after giving consideration to one-time events. Net income for 1996 amounted to $2,039,000, or $.78 per share, and included a one-time FDIC special assessment imposed on First Indiana Bank that reduced our after-tax equity earnings by $515,000, or $.20 per share. Excluding this one-time expense, net income for 1996 amounted to $2,554,000, or $.98 per share. In 1995, the company recognized a gain from the sale of the assets of former construction operations that after -tax contributed $782,000, or $.30 per share to net income. Excluding this one-time gain, earnings for 1995 were $2,576,000, or $.99 per share.

The one-time FDIC special assessment was imposed on all banks whose customers' deposits are insured by its Savings Association Insurance Fund to recapitalize the fund. The assessment is expected to reduce First Indiana's future deposit insurance premium rate by 72 percent.

Revenue and earnings from One Investment Corporation and One Insurance Agency exceeded our expectations during the first eight months of our ownership. We are confident that earnings will continue to improve as we add products and enhance customer convenience and satisfaction.

First Indiana Corporation's 1996 earnings were a record, excluding the one-time FDIC assessment. The Corporation's net interest margin rose to record levels in 1996. For the year ended December 31, 1996, the margin was 4.37%, compared with 4.12% in 1995. The higher margin results from high-yielding business, construction, and home equity loans funded with low-cost or non-interest-bearing savings and checking deposits. Net interest income amounted to $61.7 million in 1996, a 6.4% increase over 1995 net interest income of $58.0 million.

First Indiana has positioned itself as a comprehensive provider of real estate and business services. The Bank will be examining the importance of market segments in determining the Corporation's long-range strategies. First Indiana's continued success in the marketplace depends on bringing something different to the market in an industry with increasingly homogeneous and commoditized products.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income. Under certain circumstances, the tax liability recorded in this manner (approximately $6.8 million) may not be paid, and the market value of our investment in First Indiana is approximately $48 million, or $19 million greater than the amounts reflected in our balance sheet at December 31, 1996.

Our desire to enhance shareholder value has been the driving force behind our plan of expansion in the financial service industry. We are pleased that a proven veteran of this industry recently joined Somerset to lead the expansion effort. Robert S. Kaspar recently accepted appointment as President of the Financial Services Division. Mr. Kaspar has twelve years of experience in the industry, most recently serving as President of an Indiana-based comprehensive provider of trust services, securities brokerage, and financial counseling to individuals and corporations throughout the Midwest.

As an indication of its confidence in Somerset's growth, the Board of Directors declared a five-for-four stock split payable on March 14, 1997 to shareholders of record on February 26, 1997. A semi-annual cash dividend of $.09 per share will be paid on shares outstanding after the split, resulting in a 12 1/2% increase in annual cash dividend payments.

We look forward to reporting on our progress in the development of the Financial Services Division of the Company, and we appreciate your continued support.

Sincerely,




Robert H. McKinney                           Marni McKinney
Chairman                                President and Chief Executive
Officer

                       FINANCIAL HIGHLIGHTS
             At and for the Years Ended December 31,



                                                1996         1995         1994
Revenue and income                         $4,449,000    $7,434,000   $7,065,000
Income from operations, before
 income taxes and minority interest        $2,926,000    $5,548,000   $4,132,000
Net Income                                 $2,039,000    $3,358,000   $2,617,000
Net income per share                            $.78         $1.29        $1.01

Assets:
     Investment in First Indiana Corp.    $29,746,000   $27,549,000  $24,265,000
     All other                              8,466,000    11,177,000   15,539,000
     Total assets                         $38,212,000   $38,726,000  $39,804,000
     Shareholders' equity                 $31,236,000   $29,498,000  $26,429,000
Return on revenue and income                   45.8%         45.2%        37.0%
Return on average assets                        5.3%          8.6%         7.0%
Return on average shareholders' equity          6.7%         12.0%        10.4%
Book value per share                          $12.22        $11.56       $10.32


All per share amounts have been adjusted for five-for-four stock splits that were effective February 26, 1997 and February 29, 1996.










SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will be held
Wednesday, April 23, 1997 at 9:00 a.m. EST at
First Indiana Plaza, 7th Floor Conference Center,
135 N. Pennsylvania St., Indianapolis, Indiana


Capital Stock
The Somerset Group, Inc. stock is traded on the NASDAQ
National Market System under the symbol
"SOMR"
Registrar and Transfer Agent
Harris Trust and Savings Bank
311 West Monroe Street, 11th Floor
Chicago, Illinois 60606
800/573-4048


Independent Auditors
KPMG Peat Marwick LLP
Indianapolis, Indiana